UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-255182, 333-265000 and 333-271164) and the registration statement on Form F-3ASR (File No. 333-264105) of Immunocore Holdings plc (the “Company”) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting

At the Annual General Meeting of the Company held May 16, 2023, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the “Directors”). All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

#	Resolution	Votes For	%	Votes Against	%	Votes Total	Abstentions
1	To receive and adopt the accounts of the Company for the financial year ended December 31, 2022, together with the reports of the Directors and the auditor thereon (the “UK Annual Report”).	25,836,885	99.99	1,946	0.01	25,838,831	4,484
2	To approve the Directors’ remuneration report, as set out on pages 19 to 44 of the UK Annual Report, for the financial year ended December 31, 2022.	20,282,265	78.49	5,559,108	21.51	25,841,373	1,942
3	To re-elect Robert Perez as a Director of the Company.	25,403,458	98.30	439,151	1.70	25,842,609	706
4	To re-elect Kristine Peterson as a Director of the Company.	25,746,679	99.63	95,920	0.37	25,842,599	716
5	To re-elect Siddharth Kaul as a Director of the Company.	25,808,424	99.87	34,075	0.13	25,842,499	816
6	To appoint Deloitte LLP as the Company’s auditor to act as such until the conclusion of the next annual general meeting of the Company.	25,841,139	99.99	2,026	0.01	25,843,165	150
7	To authorize the Directors to determine the auditor’s remuneration.	25,838,838	99.99	3,284	0.01	25,842,122	1,193
8	To authorize the Company to make political donations.	25,582,537	99.12	228,395	0.88	25,810,932	32,383

The full text of each resolution passed at the Annual General Meeting held on May 16, 2023 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at https://ir.immunocore.com/financials-filings/annual-reports. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	May 16, 2023	By:	/s/ Bahija Jallal, Ph.D.
			Name:	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer